Exhibit 99.1

SPI Energy Co., Ltd. Announces Receipt of Termination Notice with Respect to its ADS Facility

Hong Kong, March 20, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that The Bank of New York Mellon, the depositary for the Company’s American depositary shares (“ADS”) facility, issued a notice on March 17, 2017 to holders of the Company’s ADSs stating that it would terminate the Company’s ADS facility on June 19, 2017. A copy of the termination notice is attached to this press release as Exhibit A.

The Company is in the process of selecting a successor depositary to administer the Company’s ADS facility and will provide an update to investors on or before June 19, 2017.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+852 22916057

Exhibit A

Corporate Action Notice Termination Notice March 17, 2017 NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS REPRESENTING DEPOSITED ORDINARY SHARES OF: SPI Energy Co., Ltd. ONE ADS REPRESENTS TEN ORDINARY SHARES CUSIP: 78470H109 You are hereby notified, as owners and beneficial owners of the above American Depositary Receipts (“ADRs”), that we will terminate the Deposit Agreement, dated November 5, 2015, among SPI Energy Co., Ltd. (“SPI”), The Bank of New York Mellon, as Depositary, and owners and holders of American Depositary Receipts (the "Deposit Agreement"). As a result, the existing ADR facility will be terminated effective at 5:00 PM (Eastern Time) on June 19, 2017 (the “Termination Date”). The Depositary has waived its American Depositary Share (“ADS”) cancellation fees from the date hereof to the Termination Date. Owners and holders of ADSs may surrender their ADSs for delivery of the underlying shares of SPI. However, owners and holders of ADSs remain liable for any applicable U.S. or local taxes or governmental charges upon the surrender of the ADSs and the delivery of the underlying shares of SPI. Subsequent to the Termination Date, under the terms of the Deposit Agreement, the Depositary may attempt to sell the underlying shares. Please be advised that there is currently no public trading market for the SPI ordinary shares. Therefore, the Depositary may not be able to sell the underlying shares or receive any value for them. If the Depositary has sold such underlying shares or received value for such shares, you must surrender your ADSs to obtain payment of the sale proceeds, net of the expenses of sale, and any applicable U.S. or local taxes or government charges. To surrender your ADRs, the address of the Depositary is: The Bank of New York Mellon, 101 Barclay Street, Depositary Receipts Division – 22nd Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. For further information regarding your ADRs, please contact the Depositary at 1-888-269-2377 for US callers or 1-201-680-6825 for non-US callers. Note: As of February 27, 2017, BNY Mellon is no longer the Exchange Agent for processing the exchange of the common stock of Solar Power, Inc. for ADSs representing ordinary shares of SPI (the “Exchange”). Any inquiries pertaining to such Exchange may be directed to the following individuals at SPI: Mr. Xiaofeng Peng (email: ldkpeng@spisolar.com) or Mr. Tairan Guo (email: tairan.guo@spisolar.com). To learn more about Depositary Receipts and issuer programs, please contact our marketing desks: New York Ravi Davis Richard J Maehr + 1 212 815 2267 adrdesk@bnymellon.com London Jacek Jankowski DR Broker Liaison Support President + 44 207 163 7427 jacek.jankowski@bnymellon.com BNY Mellon collects fees from DR holders pursuant to the terms and conditions of the DRs and the deposit agreement under which they are issued. From time to time, BNY Mellon may make payments to the issuer to reimburse and / or share revenue from the fees collected from DR holders, or waive fees and expenses to the issuer for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the DR program. BNY Mellon may also transact with affiliates and dealers. The corporate action details are provided for informational purposes only. BNY Mellon does not warrant or guarantee the accuracy or completeness, and does not undertake any obligation to update or amend, this information or data. We provide no advice, recommendation or endorsement with respect to any company or security. Nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy Securities. The conversion rate reflects a foreign currency (“FX”) transaction (“FX Trade”) executed by BNY Mellon as principal counterparty and not as agent, fiduciary or broker. BNY Mellon has no obligation to obtain the “best price” for any FX Trade. BNY Mellon earns revenue on the FX Trade based on, among other things, the difference between the rate it assigns to the FX Trade and the rate that it pays and receives for purchases and sales of currencies when engaging in any offsetting trades for its own account. The decisions BNY Mellon makes on when and how to enter into any offsetting trades, as well as other factors (including but not limited to liquidity and market volatility), affect the revenue BNY Mellon earns on FX Trades.